8-38585

10028728

UNITED STATES
[SECURITIES A]ND EXCHANGE COMMISSION
[Was]hington, D.C. 20549

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BB 6/9

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

RECEIVED MAY 14 2010

SEC FILE NUMBER
8- 38485

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kriebel Gas & Oil Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

633 Mayfield Road, P.O. Box 765
(No. and Street)

Clarion, (City) PA (State) 16214 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alpern Rosenthal
(Name – *if individual, state last, first, middle name*)

339 Sixth Avenue (Address) Pittsburgh (City) PA (State) 15222 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 6/10

OATH OR AFFIRMATION

I, Penny K. Kriebel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kriebel Gas & Oil Investment Corporation, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Penny K. Kriebel
Signature

President
Title

Jodi K. Rhea
Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Jodi K. Rhea, Notary Public
Clarion Twp., Clarion County
My Commission Expires Sept. 12, 2010
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINRA
Financial Industry Regulatory Authority

COPY

BY CERTIFIED MAIL #7160 3901 9845 7635 2392

May 5, 2010

Ms. Penney Kriebel
Kriebel Gas & Oil Investments Corp.
633 Mayfield Drive
P.O. Box 765
Clarion, PA 16214

RE: Kriebel Gas & Oil Investments Corp.

Dear Ms. Kriebel:

This acknowledges receipt of your December 31, 2009 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain an Oath or Affirmation (Signed by a duly authorized officer of the member firm and notarized). An Oath was provided; however, the individual does not appear to be an officer of the firm listed on Schedule A of Form BD.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *FINRA® Manual* under the section titled *SEC Rules*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of FINRA Rule 8210, we request that you send one copy of each item (s) listed above to this office and to the appropriate SEC regional of district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by May 19, 2010. Questions may be addressed to Kimberly Cooper, Coordinator, at (215) 963-2618.

Sincerely,

AnnMarie McGarrigle
AnnMarie McGarrigle
Examination Manager

AMM/dsw

Enclosure: Form X-17A-5 Part III Facing Page

1835 Market Street
Suite 1900
Philadelphia, PA
19103-2932

t 215 665 1180
f 215 496 0434
www.finra.org

cc: Mr. A. Laurence Ehrhart
Regional Administrator
Securities and Exchange Commission
Mellon Independence Center
701 Market Street, Suite 2000
Philadelphia, PA 19106

Alpern Rosenthal
Certified Public Accountant
399 Sixth Avenue
Pittsburgh, PA 15222